Saratoga Advantage Trust


The Registrant's Board of Trustees ("Board"), in accordance with the requirements of Section 32(a) of the Investment Company Act of 1940, voted June 25, 2003 to retain a new independent accountant for the Trust. Accordingly, Ernst & Young LLP ("E&Y") will be replaced by Tait, Weller and Baker LLC ("Tait Weller") for the Trust's fiscal year ended August 31, 2003.

E&Y's reports on the financial statements of the Funds for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope or accounting principle. There were no disagreements between Trust management and E&Y for the past two fiscal years and through June 25, 2003 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to E&Y's satisfaction, would have caused them to make reference thereto in their report on the financial statements for such years.

The Trust has requested that E&Y furnish it with a letter addressed to
the SEC stating whether or not it agrees with the above statements.   A
copy of such letter, dated (date of your letter), is filed as an Exhibit to this Form N-SAR.





October 22, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

We have read management's response to item/exhibit 77K of Form N-
SAR for the Saratoga Advantage Trust, and are in agreement with the
statements contained therein.   We have no basis to agree or disagree
with other statements of the registrant contained in the above referenced filing.

Very truly yours,


/s/ Ernst & Young LLP

Ernst & Young LLP